CLARUS CORPORATION
2084 EAST 3900 SOUTH
SALT LAKE CITY, UTAH 84124
(801) 278-5552

December 1, 2010
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Clarus Corporation Supplemental Correspondence filed October 8, 2010 Re Form 10-K for Fiscal Year Ended December 31, 2009, as Amended, and filed April 23, 2010 File No. 0-24277

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, the Company’s response to the Commission’s letter of comment dated November 17, 2010, which is set forth on Schedule A hereto.

Very truly yours,

/s/Robert Peay
Robert Peay
Chief Financial Officer

cc: Susann Reilly

Schedule A

1.
We reissue comment one from our letter dated September 24, 2010.   We note that Mr. Kanders has agreed to defer a portion of his compensation.  Deferred salary compensation should be included in the summary compensation table.  See Instruction 4 to Item 402(c) of Regulation S-K.  Mr. Kanders earned the compensation in 2009, pursuant to the terms of the employment agreement, which established his base salary.  Such compensation was then deferred until a business combination pursuant to the letter dated August 6, 2009.

The Company notes the Staff’s comment and, in response to this comment, agrees to revise the summary compensation table contained in Amendment No. 1 to the Company’s Annual Report on Form 10-K, to include in the summary compensation table the deferred salary compensation of Mr. Kanders in 2009.